ROSS MILLER
Secretary of State
204 North Carson Street, Ste. 1
Carson City, Nevada 89701-4299




	     Certificate of Amendment
      (PURSUANT TO NRS 78.385 AND 78.390)

             Certificate of Amendment to Articles of Incorporation
                         For Nevada Profit Corporations

1.	Name of Corporation:

           Terra Trema, Inc.

2.	The articles have been amended as follows:

          Article 1 of the Articles of Incorporation have been amended to change the corporate name to
          TheraBiogen, Inc.

3.	    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 95 percent.

4.	Effective date of filing : (optional)

5.	Signature: (required)

/s/ Robert Hipple
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